AMN Healthcare Services, Inc.

2999 Olympus Boulevard, Suite 500
Dallas, Texas 75019

October 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Kim and Lyn Shenk Division of Corporation Finance Office of Trade & Services

Re:	AMN Healthcare Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
File No. 001-16753

Dear Mr. Kim and Ms. Shenk:

I refer to your comment letter dated September 25, 2024 to Jeffrey R. Knudson of AMN Healthcare Services, Inc. (the “Company”) and my telephone call with Mr. Kim on October 3, 2024 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by October 24, 2024.

The Company appreciates your cooperation in extending the deadline for its response.

Sincerely,

/s/ Doug Nix
Doug Nix
Senior Corporate Counsel and Assistant Secretary

cc:	Jeffrey R. Knudson, Chief Financial Officer
AMN Healthcare Services, Inc.

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP